SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

DELMAR PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

 (Title of Class of Securities)

247078108

  (CUSIP Number)

Dennis Brown
DelMar Pharmaceuticals, Inc.
Suite 720-999 West Broadway
Vancouver, British Columbia
Canada V5Z 1K5
(604) 629-5989

With Copies To:

Jeff Cahlon, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Tel: (212) 930-9700
Fax: (212) 930-9725

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 247078108	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Dennis Brown
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

3,981,042
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	3,981,042
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,981,042*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.0%**
14	TYPE OF REPORTING PERSON

IN
 * Represents (i) 1,287,542 shares of the Issuer’s common stock held directly by Mr. Brown, (ii) 1,650,000 shares of the Issuer’s common stock held by Valent Technologies LLC (“Valent”), (iii) 500,000 shares issuable upon exercise of warrants held by Valent Technologies LLC, (iv) 306,000 shares issuable upon exercise of warrants held directly by Mr. Brown, and (v) 237,500 shares issuable upon exercise of options held by Mr. Brown exercisable within 60 days. Excludes shares underlying 262,500 options, which are not exercisable within 60 days. Mr. Brown is the sole member and owner of Valent and holds sole voting and dispositive power over its shares.
** Represents the percentage ownership based on 23,890,236 shares of common stock of DelMar Pharmaceuticals, Inc. outstanding as of September 18, 2013.

CUSIP No. 247078108	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Valent Technologies LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

California
7	SOLE VOTING POWER

2,150,000
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	2,150,000
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,150,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8% **
14	TYPE OF REPORTING PERSON

OO
 * Represents (i) 1,650,000 shares of the Issuer’s common stock held by Valent Technologies LLC, and (ii) 500,000 shares issuable upon exercise of warrants held by Valent Technologies LLC. Mr. Brown is the sole member and owner of Valent and holds sole voting and dispositive power over its shares.
** Represents the percentage ownership based on 23,890,236 shares of common stock of DelMar Pharmaceuticals, Inc. outstanding as of September 18, 2013.

Item 5. Interest in Securities of the Issuer.

(a)
As of the date hereof, Mr. Brown beneficially owns 3,981,042 shares of the Issuer’s common stock, which represents approximately 16.0% of the Issuer’s common stock. Valent beneficially owns 2,150,000 shares of the Issuer’s common stock, which represents approximately 8.8% of the Issuer’s common stock. Mr. Brown is the sole member and owner of Valent and holds sole voting and dispositive power over its shares.

(b)
Mr. Brown may be deemed to hold sole voting and dispositive power over 3,981,042 shares of common stock of the Issuer. Valent may be deemed to hold sole voting and dispositive power over 2,150,000 shares of common stock of the Issuer

(c)
On August 2, 2013, Mr. Brown was issued 34,000 shares of common stock of the Issuer, upon exercise of warrants for no additional consideration. On August 16, 2013, Mr. Brown was issued ten-year options to purchase 350,000 shares of common stock of the Issuer with an exercise price of $1.05. The options vest in equal monthly installments over one year. Other than as reported herein, the Reporting Persons have not effected any transactions in the securities of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)
To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 3,981,042 shares of common stock reported in Item 5(a).

(e)	Not applicable.

SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Valent Technologies LLC

By:	/s/ Dennis Brown
Dennis Brown, Managing Member/Owner

September 18,2013

/s/ Dennis Brown
Name: Dennis Brown

September 18, 2013

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